

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Aris Kekedjian
President, Chief Executive Officer and Director
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

      Re: Icahn Enterprises L.P.
          Form S-4 Filed May 18, 2021
          File No. 333-256259

Dear Mr. Kekedjian:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gordon at 202-551-3866 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing